EXHIBIT 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Eldorado Gold Corporation (the “Company”)
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual Shareholders Meeting of the Company held on June 4, 2024 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

Item Voted Upon	Voting Result
Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted by ballot.
Carissa Browning George Burns Teresa Conway Catharine Farrow Judith Mosely Steven Reid Stephen Walker John Webster	Votes by Ballot For 125,700,848 (99.17%) 126,415,559 (99.74%) 125,266,018 (98.83%) 125,396,279 (98.93%) 125,484,753 (99.00%) 124,358,782 (98.11%) 125,503,074 (99.02%) 124,938,787 (98.57%)	Against 1,049,173 (0.83%) 334,462 (0.26%) 1,484,003 (1.17%) 1,353,742 (1.07%) 1,265,269 (1.00%) 2,391,240 (1.89%) 1,246,948 (0.98%) 1,811,232 (1.43%)
Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted by ballot. Votes by Ballot
	For 136,174,451 (98.73%)	Withheld 1,748,955 (1.27%)
To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted by ballot. Votes by Ballot
	For 125,600,913 (99.09%)	Against 1,149,107 (0.91%)

Advisory Vote on Executive Compensation

The ordinary resolution to support the adoption of the Company’s approach to executive compensation on an advisory basis was approved by a majority of shareholders that voted by ballot.

Votes by Ballot

	For 123,040,252 (97.07%)	Against 3,709,767 (2.93%)

Yours truly,

ELDORADO GOLD CORPORATION

“Karen Aram”

Karen Aram

Corporate Secretary